Michael A. Littman
                                 Attorney at Law
                                7609 Ralston Road
                                Arvada, CO 80002
                                 (303) 422-8127
                               Fax (303) 431-1567


                                 October 5, 2009

VIA EDGAR

Securities and Exchange Commission
Attn:    Gary Newberry & Chris White
Division of Corporation Finance
Mail Stop 4628
Washington, D.C.  20549

Re:      Sun River Energy, Inc.
         Form 10-K for the Fiscal Year ended April 30, 2009 File No. 0-27485

Dear Mr. Newberry:

     Our client, Sun River Energy, Inc., (the Company) is in receipt of your correspondence dated September 14, 2009 and is in the process of replying to your comments regarding the above filing.

     Our client has advised us that they intend to file a response to such comment no later than October 15, 2009.

     If you have any questions, please let me know.

     Thank you for your patience and attention to this matter.

                                                  Sincerely,

                                               /s/Michael A. Littman

                                                  Michael A. Littman

MAL:kjk